12013504

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., D.C.
196

KA
3/31

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-422

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Credit Suisse Securities (USA) LLC and Subsidiaries

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

(City)	(State)	(Zip Code)
New York	New York	10010-3629

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe — (212) 538-3501 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
345 Park Avenue	New York	New York	10154

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

4/3

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Paul O'Keefe, being duly authorized and sworn, affirm that I am an officer of Credit Suisse Securities (USA) LLC, and, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of the Company for the year ended December 31, 2011 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Managing Director

Subscribed and sworn to before me
This 28th day of February, 2012.

Notary Public JOANNE M. PHILLIPS

My Commission Expires June 20, 2015

JOANNE M PHILLIPS
NOTARY
PUBLIC
WAKE COUNTY, N.C.

Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of December 31, 2011
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Securities (USA) LLC:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly-owned subsidiary of Credit Suisse (USA), Inc. as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2011
(In millions)

ASSETS

Cash and cash equivalents	$	579
Collateralized short-term financings, of which $105,791 is reported at fair value:		
Securities purchased under agreements to resell		90,388
Securities borrowed		78,346
Receivables:		
Customers		11,663
Brokers, dealers and others		8,433
Financial instruments owned, at fair value (of which $46,587 was encumbered):		
U.S. government and agencies		55,087
Corporate debt		11,389
Equities		44,205
Derivatives contracts, of which $180 is from consolidated VIEs		2,256
Commercial paper		224
Other		878
Net deferred tax asset		344
Office facilities at cost (net of accumulated depreciation and amortization of $1,056)		1,065
Goodwill		520
Loans receivable from parent and affiliates		439
Other assets and deferred amounts, of which $3,217 is reported at fair value and from consolidated VIEs		3,679
Total assets	$	309,495

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2011
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	4,028
Collateralized short-term financings, of which $119,581 is reported at fair value:		
Securities sold under agreements to repurchase		132,661
Securities loaned		29,218
Payables:		
Customers		41,369
Brokers, dealers and others		10,134
Financial instruments sold not yet purchased, at fair value:		
U.S. government and agencies		16,312
Corporate debt		3,121
Equities		4,234
Derivatives contracts		1,952
Other		469
Obligation to return securities received as collateral, at fair value		36,354
Accounts payable and accrued expenses		3,624
Other liabilities, of which $510 is reported at fair value		996
Subordinated and other long-term borrowings, of which $2,925 is reported at fair value and from consolidated VIEs		13,437
Total liabilities		297,909
Member's Equity:		
Member's contributions		11,518
Accumulated earnings		389
Accumulated other comprehensive loss		(321)
Total member's equity		11,586
Total liabilities and member's equity	$	309,495

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2011

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as, all Variable Interest Entities ("VIEs") that were consolidated. See Note 5 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers.

Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory and obtain securities for settlement.

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are carried at fair value. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when all of the criteria under US GAAP have been met.

Certain securities borrowed and securities loaned transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned that are cash-collateralized are included in the consolidated statement of financial condition at amounts equal to the cash advanced or received. If

1. Organization and Summary of Significant Accounting Policies (Continued)

securities received in a securities lending transaction as collateral may be sold or re -pledged, they are recorded as securities received as collateral in the consolidated statement of financial condition and a corresponding obligation to return the security is recorded. Securities lending transactions against non-cash collateral in which the Company has the right to resell or re-pledge the collateral received are recorded at the fair value of the collateral received. For securities lending transactions, the Company receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, margin deposits, accrued dividends and interest and amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts transacted on behalf of customers, other non-customer payables, and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Fair value of financial instruments. Substantially all of the Company's financial instruments are carried at fair value. See Note 2 for more information.

Securitization. The Company securitizes residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), agency mortgage-backed securities and asset-backed securities ("ABS"). Before recording a securitization as a sale the Company must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market or the present value of estimated future cash flow valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 5 for more information.

Derivatives contracts. All derivatives contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

1. Organization and Summary of Significant Accounting Policies (Continued)

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease. The Company capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Company depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Based on the results of the Company's year-end annual review it was determined that goodwill was not impaired. Intangible assets that do not have indefinite lives, principally customer lists, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. See Note 7 for more information.

Consolidation of VIEs. The Company consolidates VIEs for which it has both the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. See Note 5 for more information.

Deferred taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset calculated each year is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the consolidated statement of financial condition. See Note 16 for more information.

The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 15.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 210 – Balance Sheet

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 requires enhanced disclosures about financial instruments and derivatives instruments that are either (i) offset in accordance with section 210-

1. Organization and Summary of Significant Accounting Policies (Continued)

20-45 or section 815-10-45 or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either section 210-20-45 or section 815-10-45. The disclosures will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in scope of this update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. ASU 2011-11 is an update for presentation and as such will not impact the Company's financial position.

ASC Topic 350 – Intangibles – Goodwill and Other

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment" ("ASU 2011-08"), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 should be applied prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to impact the Company's financial condition.

ASC Topic 820 – Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS", an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 on January 1, 2012 did not have material impact on the Company's financial condition.

ASC Topic 860 – Transfers and Servicing

In April 2011, the FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Company's financial condition.

2. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include U.S. government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, certain mortgage-backed and asset-backed securities, certain resale agreements and securities borrowed transactions, repurchase agreements and securities loaned transactions and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and/or which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain equity securities, most collateralized debt obligations ("CDOs"), certain repurchase agreements and resale agreements that primarily represent matched-book activities, certain OTC derivatives and most mortgage-backed and asset-backed securities. Valuation techniques for certain of these instruments are described more fully below.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Company's consolidated statement of financial condition.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments. The impact of changes in a counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Company's own credit spreads (known as debit valuation adjustments) is considered when measuring the fair value of its liabilities. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to a counterparty, such as collateral held and master netting agreements.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

2. Fair Value of Assets and Liabilities (Continued)

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis. In the table below RMBS is primarily comprised of agency RMBS, which are included in US government and agencies on the consolidated statement of financial condition. The remaining RMBS as well as corporates, commercial mortgage backed securities, commercial paper and other collateralized debt obligations are included in Corporate debt on the consolidated statement of financial condition. Foreign government instruments are included in Other financial instruments owned on the consolidated statement of financial condition.

Fair value of assets and liabilities

December 31, 2011	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
		(In millions)		
Assets				
Resale agreements and securities borrowed transactions	$ —	$ 104,510	$ 1,280	$ 105,790
Cash instruments:				
Commercial mortgage-backed securities	—	4,685	361	5,046
Corporates	—	6,745	367	7,112
Foreign government	423	155	—	578
Other collateralized debt obligations	—	1,398	158	1,556
Residential mortgage-backed securities	20,555	5,696	1,292	27,543
US government and agencies	25,131	576	—	25,707
Other debt instruments	—	2	34	36
Total debt	46,109	19,257	2,212	67,578
Arts, entertainment, and recreation	334	18	19	371
Finance and insurance	10,362	429	1	10,792
Health care and social assistance	1,533	105	—	1,638
Information	3,332	136	15	3,483
Management of companies and enterprises	179	75	37	291
Manufacturing	12,005	1,021	24	13,050
Mining, quarrying, and oil and gas extraction	2,822	329	16	3,167
Other services (except public administration)	905	163	3	1,071
Professional, scientific, and technical services	2,712	335	3	3,050

2. Fair Value of Assets and Liabilities (Continued)

December 31, 2011	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
		(In millions)		
Assets (Continued)				
Real estate and rental and leasing	$ 1,340	$ 140	$ 94	$ 1,574
Retail trade	1,899	18	1	1,918
Transportation and warehousing	655	31	6	692
Utilities	1,944	101	11	2,056
Other equity instruments	961	90	1	1,052
Total equity	40,983	2,991	231	44,205
Total cash instruments	87,092	22,248	2,443	111,783
Derivative contracts:				
Interest rate products	1,843	294	—	2,137
Foreign exchange products	—	14	—	14
Equity/index-related products	222	29	5	256
Credit products	—	1	—	1
Netting[1]				(152)
Total derivatives contracts	2,065	338	5	2,256
Other assets	—	2,043	1,174	3,217
Total assets at fair value	$ 89,157	$ 129,139	$ 4,902	$ 223,046
Liabilities				
Repurchase agreements and securities loaned transactions	$ —	$ 119,581	$ —	$ 119,581
Obligation to return securities received as collateral	31,246	5,108	—	36,354
Cash instruments:				
Commercial mortgage-backed securities	—	515	9	524
Corporates	—	2,445	1	2,446
Foreign government	451	—	—	451
Other collateralized debt obligations	—	163	—	163
US government and agencies	16,312	—	—	16,312
Other debt instruments	—	6	—	6
Total debt	16,763	3,129	10	19,902

2. Fair Value of Assets and Liabilities (Continued)

December 31, 2011	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
	(In millions)			
Liabilities (Continued)				
Other equity instruments	$ 4,176	$ 58	$ —	$ 4,234
Total equity	4,176	58	—	4,234
Total cash instruments	20,939	3,187	10	24,136
Derivative contracts:				
Interest rate products	1,903	14	—	1,917
Foreign exchange products	—	14	—	14
Equity/index-related products	171	3	—	174
Credit products	—	1	—	1
Netting[1]				(154)
Total derivatives contracts	2,074	32	—	1,952
Other liabilities	—	—	510	510
Subordinated and other long-term borrowings	—	1,825	1,100	2,925
Total liabilities at fair value	$ 54,259	$ 129,733	$ 1,620	$ 185,458

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

Excluded from the table above are transactions that did not meet the criteria under US GAAP to qualify for sale accounting. As of December 31, 2011 the Company held $92 million in transactions that did not meet sale accounting which were included in other assets and deferred amounts in the consolidated statement of financial condition and are carried at cost.

Transfers between Level 1 and Level 2

December 31, 2011	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2
	(In millions)	
Assets		
Debt instruments	$ 36	$ 148
Equity instruments	20	22
Derivatives contracts	—	49
Total assets at fair value	$ 56	$ 219
Liabilities		
Debt instruments	$ —	$ 177
Equity instruments	1	—
Total liabilities at fair value	$ 1	$ 177

2. Fair Value of Assets and Liabilities (Continued)

Qualitative Disclosures of Valuation Techniques

Assets and liabilities

Cash instruments

The Company's cash instruments consist of interest-bearing securities and equity securities. Interest-bearing securities include debt securities, residential and commercial mortgage-backed and other asset-backed securities and CDOs. Equity securities include common equity shares, preferred equity shares and convertible bonds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

If available, values of residential mortgage-backed securities and other asset-backed securities are determined through quoted prices. If no quoted prices are available the price is based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates and equity market volatility.

Derivatives contracts

Positions in derivatives include both exchange-traded and OTC derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives, use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

For further information on the fair value of derivatives see Note 6.

2. Fair Value of Assets and Liabilities (Continued)

Other Liabilities

Included in other liabilities are Partner Asset Facility Units ("PAFs") and other deferred compensation plans which are measured at fair value. The value of the PAFs liabilities are based on the contractual terms, as well as, the performance of a pool of financial instruments held by the Company and its affiliates, with substantially all assets held by affiliates.

Fair Value Option

The Company elected fair value for certain of its consolidated statement of financial condition captions as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value. These activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes. Most repurchase agreement and resale agreement transactions and securities borrowed and securities loaned are priced based on observable inputs and quoted prices. However certain repurchase agreement and resale agreement transactions require subjective assessment and varying degrees of judgment based on management's own assumptions, primarily interest rates.

Subordinated and other long-term borrowings: Long-term borrowings include long-term borrowings of VIEs that were consolidated. The Company elected fair value option for these transactions. The fair value of long-term borrowings of consolidated VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Other assets and liabilities: Included in other assets are the assets of consolidated VIEs and the fair value is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available. Also included in other assets and liabilities are forward agreements to enter into resale agreements. These forward resale agreement transactions require subjective assessment and varying degrees of judgment based on management's own assumptions, primarily interest rates. These activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

In the ordinary course of business, the Company receives collateral in connection with its resale agreements and securities borrowed transactions and generally repledges the collateral received in connection with its repurchase agreements and securities lending transactions. As a result of the collateralized nature of these transactions, credit risk does not have an impact on fair value. For subordinated and other long-term borrowings the credit risk does not impact fair value because the debt holders of the consolidated CDOs and other VIEs have recourse to the assets in these CDOs and other VIEs and not to the Company.

2. Fair Value of Assets and Liabilities (Continued)

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2011	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
		(In millions)	
Financial instruments			
Resale agreements and securities-borrowed transactions	$ 105,790	$ 105,197	$ 593
Other assets	3,217	7,572	4,355
Repurchase agreements and securities-lending transactions	119,581	119,558	23
Subordinated and other long-term borrowings	2,925	6,603	3,678

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

ASSETS	**(In millions)**
Securities purchased under agreements to resell	$ 15,531
Securities borrowed	19,036
Receivables from brokers, dealers and others	3,634
Corporate debt	218
Derivatives contracts	197
Net deferred tax asset	344
Loans receivable from parent and affiliates	439
Taxes receivable (included in Other assets)	131
Total assets	$ 39,530

LIABILITIES	
Short-term borrowings	$ 3,922
Securities sold under agreements to repurchase	7,934
Securities loaned	25,745
Payables to customers	1,439
Payables to brokers, dealers and others	7,097
Corporate debt	24
Derivatives contracts	22
Obligation to return securities received as collateral	36,354
Taxes payable (included in Other liabilities)	252
Intercompany payables (included in Other liabilities)	340
Subordinated and other long-term borrowings	10,512
Total liabilities	$ 93,641

3. Related Party Transactions (Continued)

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards for services performed. CS Holdings purchases shares directly and indirectly from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital. Amounts contributed by CS Holdings relating to equity-based awards for the year ended December 31, 2011 were $415 million, net of dividend equivalents, including taxes.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 15 for more information.

As part of the normal capital management process, the Company concluded that there was sufficient excess regulatory capital and paid a $1.8 billion dividend and repaid its $700 million subordinated debt, to the Parent Company.

4. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2011 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ —	$ 99
Fails to deliver/fails to receive	2,020	2,624
Omnibus receivables/payables	2,606	—
Receivables from/payables to clearing organizations	2,305	99
Accrued dividends and interest	496	278
Other non-customer receivables/payables	273	6,725
Other	733	309
Total	$ 8,433	$ 10,134

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company. See Note 5 for more information.

5. Transfers of Financial Assets and Variable Interest Entities

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2011:

		December 31, 2011
		(In billions)
Fair value of the financial instruments pledged and assigned as collateral by the Company	$	81.1
of which was encumbered		46.6
Fair value of the collateral received by the Company with the right to sell or repledge		276.7
of which was sold or repledged		193.4

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPEs assets from creditors or other entities, including the Company. The principal uses of SPEs are to obtain liquidity by transferring certain of the Company's financial assets and to create investment products for clients. SPEs typically qualify as VIEs. At each balance sheet date VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE's issuance of debt instruments. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Company's consolidated statement of financial condition, unless either the Company sold the assets to the entity and the criteria under US GAAP for sale accounting was not met or the Company consolidates the SPE.

The Company purchases RMBS and CMBS for the purpose of securitization and sells these securities to SPEs. These SPEs issue RMBS, CMBS and ABS, that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the credit worthiness of the assets. The investors and the SPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

Re-securitizations comprised a significant portion of the Company's deal volume within its RMBS securitization business during the year ended December 31, 2011. In these transactions, certificates from existing RMBS securitizations are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

When the Company transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Company and/or if the Company's continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to recourse and guarantee arrangements and beneficial interests (i.e., are the rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition at fair value. The carrying value and maximum exposure as of December 31, 2011 resulting from agreements to provide support to SPEs is included in the section titled 'Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition at fair value.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement

As of December 31, 2011, for RMBS/ABS, CMBS and CDO, the total principal amount outstanding of assets held by SPEs to which the Company transferred assets and has continuing involvement with was $80.3 billion, $2.5 billion and $1.1 billion, respectively, of which $76.0 billion, $2.5 billion and $156 million, respectively, was transferred by the Company. For RMBS the difference between the principal amount outstanding and the total assets transferred by the Company represents collateral contributed to the SPEs by third parties. As of December 31, 2011, the Company's continuing involvement was primarily with SPEs.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Key economic assumptions used in measuring the fair value of beneficial interests at the time of transfer during the year ended December 31, 2011

	RMBS/ABS	CMBS(1)
	(Dollars in millions)	
Fair value of assets	$ 5,417	$ 61
of which level 1	$ —	$ —
of which level 2	$ 5,049	$ 45
of which level 3	$ 368	$ 16
Weighted-average life, in years	5.4	7.2
Prepayment speed assumption (rate per annum), in %	0.1% - 34.9%	N/A
Cash flow discount rate (rate per annum), in %	0.1% - 71.2%	2.9% - 10.6%
Expected credit losses (rate per annum), in %	0.1%– 71.0%	1.2% - 9.3%

(1) To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenance.

The table below provides sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2011:

	As of December 31, 2011
	RMBS/ABS
	(Dollars in millions)
Fair value of assets and liabilities	$ 2,945
of which non-investment grade	$ 669
Weighted-average life, in years	5.3
Prepayment speed assumption (rate per annum), in %	0.1% - 30.0%
Impact on fair value from 10% adverse change	$ (45)
Impact on fair value from 20% adverse change	$ (88)
Cash flow discount rate (rate per annum), in %	0.3% - 49.1%
Impact on fair value from 10% adverse change	$ (123)
Impact on fair value from 20% adverse change	$ (182)
Expected credit losses (rate per annum), in %	0.1% - 48.9%
Impact on fair value from 10% adverse change	$ (113)
Impact on fair value from 20% adverse change	$ (162)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company, unrelated third parties or clients. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE and has potentially significant benefits or losses in the VIE. In addition, determination of the primary beneficiary must be re-evaluated on an on-going basis.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as trading assets and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Collateralized Debt Obligations

The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. As part of its structured finance business, the Company has variable interests in several CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this power role is more difficult to analyze and may be the sponsor of the entity or the credit default swap counterparty. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs). The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company's exposure in these CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Company has been deemed to have power over the entity and its interests in the entity are potentially significant, the Company is not the primary beneficiary of the vehicle and does not consolidate the entity. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it has holdings stemming from its role as underwriter and an affiliate is the servicer.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Consolidated and non-consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Carrying amount of consolidated VIE assets and liabilities where the Company is considered the primary beneficiary.

December 31, 2011	Carrying Value (In millions)
Total assets of consolidated VIEs by asset type	
Financial instruments owned	$ 180
Other assets	3,309
Total assets	$ 3,489
Liabilities	
Other liabilities	$ 92
Subordinated and other long-term borrowings	2,925
Total liabilities	$ 3,017

December 31, 2011	Carrying Value (In millions)
Total assets of consolidated VIEs by type of VIE	
Financial Intermediation	
Securitization	$ 3,397
CDO	92
Total assets of consolidated VIEs	$ 3,489

5. Transfers of Financial Assets and Variable Interest Entities (Continued)

Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary.

For VIEs where the Company holds a variable interest or is the sponsor of a VIE, but is not consolidating the VIE, the table below provides carrying values of the VIE's assets and liabilities as recorded in the Company's consolidated statement of financial condition.

	Assets
December 31, 2011	**Financial instruments owned**
Carrying value of variable interest:	**(In millions)**
CDOs	$ 67
Total	$ 67
Financial Intermediation	
Securitizations	$ 3,742
Other	7
Total	$ 3,749

As of December 31, 2011, the total assets of non-consolidated CDO VIEs and non-consolidated financial intermediation VIEs, were $8.7 billion and $139.7 billion, respectively. As of December 31, 2011, the Company's maximum exposure to loss from non-consolidated CDOs was $73 million and the maximum exposure to loss from non-consolidated financial intermediation VIEs was $3.7 billion.

6. Derivatives Contracts

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Company uses derivatives contracts for trading and economic hedging purposes and to provide products for clients. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for economic hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

6. Derivatives Contracts (Continued)

The Company also purchases options to meet customer needs, for trading purposes or for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. Government and agencies, corporate debt and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of interest rate swaps and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Swaps are reported at fair value.

6. Derivatives Contracts (Continued)

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2011	Notional amount	Fair value assets	Fair value liabilities
		(In millions)	
Forwards	$ 614,950	$ 1,953	$ 1,912
Swaps	1,119	180	—
Options bought and sold (OTC)	4,404	3	5
Futures	83,449	—	—
Options bought and sold (exchange traded)	1,363	1	—
Interest rate products	705,285	2,137	1,917
Forwards	3,323	14	14
Futures	9	—	—
Foreign exchange products	3,332	14	14
Futures	25	—	—
Precious metal products	25	—	—
Forwards	1,378	17	12
Futures	17,610	—	—
Options bought and sold (exchange traded)	7,207	239	162
Equity/index-related products	26,195	256	174
Credit products	120	1	1
Futures	392	—	—
Other products	392	—	—
Total gross derivatives contracts	735,349	2,408	2,106
Impact of counterparty netting(1)	—	(152)	(152)
Impact of cash collateral netting(1)	—	—	(2)
Total derivatives contracts	$ 735,349	$ 2,256	$ 1,952

(1) Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

These financial instruments are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

6. Derivatives Contracts (Continued)

Credit Derivatives

Included in the table Fair value of derivative instruments above are credit derivatives which are contractual agreements in which the buyer generally pays a periodic fee in exchange for a contingent payment following a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

From time to time the Company enters into credit derivative contracts by buying and selling protection. This includes providing structured credit products for the Company's clients to enable them to economically hedge their credit risk. In addition, the Company purchases protection to economically hedge various forms of credit exposure. These referenced instruments can form a single item or be combined on a portfolio or multiname basis. As of December 31, 2011, the Company did not have any credit derivatives where the Company was selling protection. As of December 31, 2011, 100% of the notional amount of credit protection purchased by the Company was from affiliates.

7. Goodwill and Identifiable Intangible Assets

As of December 31, 2011, the Company had $520 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date. There was no impairment of goodwill during the year ended December 31, 2011.

As of December 31, 2011, the Company had intangible assets of $5 million which are included in other assets and deferred amounts in the consolidated statement of financial condition. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of intangible assets as of December 31, 2011:

	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In years)		(In millions)	
Client relationships	16	$ 11	$ (7)	$ 4
Total definite-lived intangible assets		11	(7)	4
Total indefinite-lived intangible assets		$ 1	$ —	$ 1
Total intangible assets				5

8. Subordinated and Other Long-Term Borrowings

As of December 31, 2011, the Company's outstanding subordinated borrowings were as follows:

		(In millions)
Subordinated Debt Agreement:		
Due March 31, 2016	$	6,000
Equity Subordinated Agreement:		
Due December 31, 2012		1,500
Total subordinated borrowings		7,500
Long-term borrowings from an affiliate 2.5% - 5.1%, due various dates through 2021		3,012
Other long-term borrowings 3.0% - 11.3%, due various dates through 2051[1]		2,925
Total subordinated and long-term borrowings	$	13,437

(1) Other long-term borrowings represent the long-term borrowings in those VIEs consolidated under US GAAP.

The Company has a subordinated debt agreement with the Parent Company for $6.0 billion which matures on March 31, 2016. The Company also has a $1.5 billion equity subordinated agreement with the Parent Company that will mature on December 31, 2012. The above subordinated agreements are at floating interest rates. The weighted average effective interest rate for these subordinated borrowings as of December 31, 2011 was 1.3%.

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

9. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2011:

Twelve months ending December 31,		(In millions)
2012	$	55
2013		52
2014		46
2015		46
2016		47
Thereafter		18
Total[1]	$	264

(1) Excludes sublease revenue of $5 million and executory costs such as insurance, maintenance and taxes of $105 million.

9. Leases and Commitments (Continued)

The following table sets forth the Company's commitments, including the current portion as of December 31, 2011:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years (In millions)	Over 5 years	Total commitments
Forward agreements (1)	$ 1,852	$ —	$ —	$ —	$ 1,852
Total commitments	$ 1,852	$ —	$ —	$ —	$ 1,852

(1) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities including $991 million with a related party.

The Company used $45 million in standby letters of credit as of December 31, 2011, in order to satisfy counterparty collateral requirements.

The Company had no capital lease obligations as of December 31, 2011. For information about certain of the Company's additional commitments, see Note 10.

10. Guarantees

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

10. Guarantees (Continued)

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2011 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts
	(In millions)					
Credit guarantees	$ 866	$ —	$ —	$ —	$ 866	$ —
Derivatives	20	—	—	—	20	—
Total guarantees	$ 886	$ —	$ —	$ —	$ 886	$ —

Credit Guarantees

In the ordinary course of business the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation.

The Company has engaged a counterparty to carry cash and margin accounts of certain clients. The Company provides guarantees in the event a customer fails to meet any initial margin or maintenance call.

Derivatives

As of December 31, 2011, the Company had $20 million of derivatives that were issued in the ordinary course of business and are considered guarantees, generally in the form of written put options. Derivative contracts that may be cash settled, and which the Company has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds, commercial banks and security dealers, the Company has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Company manages its exposure to these derivatives by engaging in various economic hedging strategies to reduce its exposure. For some contracts the maximum payout is not determinable as interest rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Company carries all derivatives at fair value in the consolidated statement of financial condition and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Company's exposure is limited to the fair value reflected in the table.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

10. Guarantees (Continued)

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

11. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2011, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

12. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2011, the Company's net capital of approximately $8.4 billion was 22.2% of aggregate debit balances and in excess of the SEC's minimum requirement by approximately $7.3 billion.

13. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company segregated U.S. Treasury securities with a market value of $4.4 billion as of December 31, 2011 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3. As of December 31, 2011 the Company segregated U.S. Treasury securities with a market value of $2.5 billion in a special reserve bank account to meet the PAIB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2011 cash and securities aggregating $9.3 billion were segregated in separate accounts exclusively for the benefit of customers.

14. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches a portion of the employee's contributions in accordance with the Company's guidelines. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

14. Employee Benefit Plans (Continued)

Other Post-retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2011, the aggregate accumulated postretirement benefit obligation was $185 million.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2011 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (391)	$ (228)
Accumulated other comprehensive loss	458	80
Net amount recognized	$ 67	$ (148)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2011:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ —	$ (4)
Losses	458	84
	$ 458	$ 80

14. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2011:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 981	$ 212
Service cost	11	1
Interest cost	53	10
Settlements	—	—
Actuarial loss	159	16
Benefits paid	(29)	(10)
Amendments	—	(1)
Projected benefit obligation as of the end of period	$ 1,175	$ 228
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 761	$ —
Actual return on plan assets	46	—
Settlements	—	—
Employer contributions	6	10
Benefits paid	(29)	(10)
Fair value of assets as of the end of period	$ 784	$ —

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2012	$ 34	$ 9
2013	36	10
2014	42	12
2015	49	12
2016	53	14
Years 2017-2021	373	81

14. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2011:

	For the Year Ended December 31, 2011
Qualified Plan	
Discount rate	5.50%
Rate of compensation increase	4.05%
Expected rate of return(1)	7.10%
Supplemental Plan and Other Plans	
Discount rate	5.50%
Rate of compensation increase	4.05%
Expected rate of return	N/A

(1) The expected long-term rate of return on plan assets is based on total return forecasts and volatility and correlating estimates. Where possible, similar, if not, related, approaches are followed to forecast returns for the various asset classes. For most asset classes, clearly specified multi-linear regression models to forecast returns are used or reliance is put on traditional models such as dividend discount and fair value models.

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2011 were:

	2011
Projected benefit obligation	
Discount rate	4.70%
Rate of compensation increase	3.95%
Projected health-care postretirement benefit obligation	
Discount rate	4.70%
Rate of compensation increase	N/A

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the projected benefit obligation ("PBO"), which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

14. Employee Benefit Plans (Continued)

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible similar, if not related, approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage divided discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

The expected long-term rate of return on private equity and hedge funds are estimated by using private equity and hedge fund benchmarks and indices. In both alternative investment classes, a set of factors tends to drive or explain returns. To capture these, multiple linear regression models with lagged returns are utilized. This methodology also lends itself to the fact that these alternative investments tend to be positively correlated with current and lagged stock returns.

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

14. Employee Benefit Plans (Continued)

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2011, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2011			
Initial health-care trend rate	9.0%	8.5%	9.0%
Ultimate health-care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2020	2020	2020
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2011			
Initial health care trend rate	8.3%	9.0%	10.0%
Ultimate health care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2016	2016	2016

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 24	$ (20)
Effect on total of service and interest costs for year	$ 1	$ (1)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 35% in equities; 44% in fixed income securities; 10% in alternate investments (primarily hedge funds); 10% in real estate and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2011 by type of asset:

	Qualified Plan 2011
Asset Allocation:	
Equity securities	37 %
Fixed income securities	37
Real estate	11
Cash	3
Alternative investments	12
Total	100 %

14. Employee Benefit Plans (Continued)

Fair Value of Qualified Plan Assets

The fair value of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, real estate, private equity and alternative investments.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2011	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
		(In millions)		
Assets				
Alternative investments	$ —	$ —	$ 87	$ 87
Cash and cash equivalents	—	19	—	19
Equity	—	287	—	287
Fixed income securities	—	249	44	293
Private equity	—	—	9	9
Real estate	—	—	89	89
Total Qualified Plan assets at fair value	$ —	$ 555	$ 229	$ 784

Qualitative Disclosures of Valuation Techniques

Equities include shares of separately managed funds. The equity securities are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly.

Fixed income securities primarily include investments in separately managed funds and are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly. For fixed income securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

14. Employee Benefit Plans (Continued)

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using net asset value ("NAV").

Private equity includes direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds, and also fund of funds partnerships. Private equity securities are valued taking into account a number of factors such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity investments in third party managed funds are measured at fair value using the NAV provided by the fund.

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Real estate includes indirect real estate, i.e. investments in real estate investment companies, trusts or mutual funds. Real estate investment companies, trusts and mutual funds, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

15. Deferred Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of December 31, 2011. The Company remains open to examination from either federal, New York State or New York City jurisdictions for the years 2006 and forward. The Company does not have any proposed settlements outstanding with any taxing jurisdictions and thus does not anticipate any material changes to its statement of financial condition due to settlements.

15. Deferred Taxes (Continued)

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 58
Other liabilities and accrued expenses	489
Compensation and benefits	1,534
Total deferred tax assets	2,081
Deferred tax liabilities:	
Financial instruments	29
Investments	41
Other liabilities and accrued expenses	504
Total deferred tax liabilities	574
Net deferred tax asset	$ 1,507

The net deferred tax asset as of December 31, 2011 was $1.5 billion. As of December 31, 2011, the state and local deferred tax asset was $344 million which represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset of $1.2 billion is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the consolidated statement of financial condition.

No valuation allowance is recorded for the federal deferred tax asset of $1.2 billion as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $344 million as management believes that the state and local deferred tax assets as of December 31, 2011 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could also be reduced.

16. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Company accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Company reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management's judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the consolidated statement of financial condition, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such proceedings may exceed current litigation provisions.

Litigation Relating To IPO Allocation. Beginning in January 2001, the Company, one of its affiliates and several other investment banks were named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York (SDNY) concerning initial public offering (IPO) allocation practices. In September 2008, a settlement in principle was reached between the plaintiffs and the underwriter and issuer defendants, and in October 2009, the SDNY issued an order granting final approval of the settlement. Certain members of the settlement class filed appeals challenging the SDNY's approval of the settlement. These appeals have since been resolved or dismissed. On January 27, 2012, plaintiffs notified the Court that the settlement had thereby been final and effective, permitting the distribution of the funds to claimants and terminating the litigation for all other purposes. That settlement was covered by existing provisions.

16. Legal Proceedings (Continued)

Research-Related Litigation. Putative class action lawsuits were filed against the Company in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices, with In re Credit Suisse – AOL Securities Litigation, filed in the US District Court for the District of Massachusetts, being the final outstanding matter. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that the Company's equity research coverage of AOL between January 2001 and July 2002 was false and misleading. In January 2012, the district court granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness.

Enron-Related Litigation. Two Enron-related individual actions remain pending against the Company and certain of its affiliates, each in the US District Court for the Southern District of Texas (SDT). In these actions, plaintiffs assert they relied on Enron's financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron's financial statements. In a third action – Ravenswood I LLC, et al. v. Citigroup, Inc., et al. - in which the plaintiff asserts similar claims, the SDT in November 2011 granted the motion to dismiss filed by the Company and the remaining defendants in the case.

NCFE-Related Litigation. Since February 2003, lawsuits have been filed against the Company and certain of its affiliates with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, the Company acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio (SDO) and are known as the MDL cases, investors holding approximately $1.9 billion face amount of NCFE's bonds and approximately $12 million in preferred stock sued the Company and numerous other defendants. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. The Company and its affiliates filed motions to dismiss these cases. In December 2007, the SDO denied, in large part, the Company's and its affiliates' motions to dismiss, allowing most of the investor claims to proceed. In February 2009, the Company and its affiliates filed motions for summary judgment seeking to dismiss the bond investors' remaining claims, and certain of the bond investors filed summary judgment motions seeking judgment on certain of their claims. In December 2010, the SDO ruled in the Company's favor on cross-motions for partial summary judgment with respect to a claim under Ohio's blue sky law. The other summary judgment motions remain under submission with the SDO. To date, the Company and/or its affiliates have settled one bond investor lawsuit. In that settlement, dated April 2009, the Company settled with the New York City Pension Fund plaintiffs for an amount covered by existing reserves.

In addition, in November 2004, the trust created through NCFE's confirmed bankruptcy plan commenced two actions against the Company and certain of its affiliates. In April 2011, the SDO granted the Company's motion for summary judgment dismissing all of the trust's claims in one of those actions. In June 2011, the Company and its affiliates agreed in principle to settle both of these matters. That settlement was finalized in October 2011 and was covered by existing provisions.

Refco-Related Litigation. In August 2007, the litigation trustee appointed pursuant to the Refco bankruptcy plan named the Company along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in a lawsuit filed in Illinois state court. The lawsuit asserted claims against the Company for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco's August 2004 notes offering and August 2005 IPO, and also asserted claims against the Company for professional malpractice and negligent misrepresentation in connection with the Company's role as a financial advisor to Refco. The claims against the Company and certain other defendants were subsequently dismissed

16. Legal Proceedings (Continued)

and the plaintiffs have exhausted their appeals as to those claims. Additionally, in March 2008, the Company was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in an action filed in New York state court by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SPhinX Trust. That matter is currently in discovery.

Mortgage-Related Matters. The Company and certain of its affiliates have received requests for information from certain regulators regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. The Company and its affiliates are cooperating with such inquiries and requests which may result in legal actions or settlements in the future.

The Company and certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions. These cases include a class action lawsuit and putative class action lawsuits, actions by individual investors in RMBS, and actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor lawsuits generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued. In addition, certain monoline insurers have alleged that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization.

Bank Loan Litigation. The Company and other affiliates ("CS") are named as defendants in litigation filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. CS arranged, and was the agent bank for, syndicated loans provided for all four developments, which are now in bankruptcy or foreclosure. The litigation generally alleges that CS committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow CS to later push the borrowers into bankruptcy and take ownership of the properties. In May 2011, CS moved to dismiss the operative complaint in the matter; in February 2012, the magistrate judge issued a report and recommendation to the judge to dismiss some of the claims while allowing others to remain.

Auction Rate Securities. The Company is responding to a number of customer demands and defending against litigation and FINRA arbitrations relating to the sale of certain auction rate securities (ARS).

In February 2008, ST Microelectronics (ST) brought a FINRA arbitration against the Company concerning the purchase and sale of $415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by the Company, have since been criminally convicted. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York (EDNY) against Credit Suisse Group AG (the "Group") alleging violations of the federal securities laws and various common law causes of action relating to the ARS portfolio. In February 2009, the FINRA arbitration panel awarded ST $406 million in damages in exchange for the Company taking possession of the ARS. In June 2011, the Company, the Group and ST settled these cases. Pursuant to the settlement, the Company and the Group paid ST $357 million and received the ARS positions and interest in ST's account at the Company as of the settlement date. Substantially all of the settlement amount was covered by existing provisions.

17. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2011 through the date of issuance of the consolidated statement of financial condition on February 28, 2012.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Member of
Credit Suisse Securities (USA) LLC:

In planning and performing our audit of the consolidated financial statements of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly-owned subsidiary of Credit Suisse (USA), Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1 Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1 The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2 The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
3 The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012